October 1, 2018

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:GPods, Inc.: Effectiveness of its Registration Statement on Form S-1 as filed August 2, 2018, as amended by Form S-1/A Pre-Effective Amendment No. 1 as filed on September 14, 2018

(SEC File Number 333-226515)

Dear Mr. O’Brien:

This letter serves as GPods, Inc., a Nevada corporation’s (the “Company”) request, per guidance received by our outside securities counsel, Blair Krueger, Esq. of Krueger LLP, for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 11:00 a.m. (EDT) on Thursday, October 4, 2018, or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, the Company hereby acknowledges that:

•Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the Company at the following address and location as soon as reasonably possible:

Mr. Robert Dolan

Chief Executive Office and Chief Financial Officer

GPods, Inc.

1308 Oak Avenue

Carlsbad, California 92008

1308 OAK AVENUE – CARLSBAD – CALIFORNIA - 92008

Please call us with your questions or comments, if any.  Thank you in advance for your assistance.

Very truly yours,

/s/ Robert Dolan

Robert Dolan, President, Chief Executive

Officer and Chief Financial Officer

GPods, Inc.

cc:Mr. Frank Pigott

Division of Corporation Finance

United States Securities and Exchange Commission

Blair Krueger, Esq.

Krueger LLP

1308 OAK AVENUE – CARLSBAD – CALIFORNIA - 92008